SELALU PARTNERS, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2016

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	25,987
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses		4,754
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$	21,233
Haircuts on securities positions		-
NET CAPITAL	$	21,233
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		2,201
TOTAL AGGREGATE INDEBTEDNESS	$	2,201
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum dollar net capital requirement	$	5,000
Excess net capital		16,233
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		15,233
Percentage of aggregate indebtedness to net capital		10.37%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of March 31, 2016.